1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

October 28, 2013

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113, 811-05028

Dear Ms. Miller:

In an October 1, 2013 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 250 (“PEA 250”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 330 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on August 16, 2013. PEA 250 was filed to register the PIMCO TRENDS Managed Futures Strategy Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 250.

Prospectuses

Comment 1: At least two business days prior to the 485(b) filing, please submit to the Staff a redline of the prospectus that marks all changes made since the 485(a) filing, particularly the completion of the Fund’s fee table.

Response: The requested redline has been provided to the Staff under separate cover.

Comment 2: Confirm the Shareholder Fees section of the fee table will reflect all applicable contingent deferred sales charges.

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Response: Confirmed, the Shareholder Fees section of the fee table will reflect applicable contingent deferred sales charges consistent with the requirements of Form N-1A.

Comment 3: Confirm that the estimated expenses of short sales, if any, will be reflected in the Fund’s fee table.

Response: To the extent the Fund incurs expenses relating to dividends paid on short sales, the Fund will reflect such expenses as part of the Fund’s “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. The Fund may not incur such short sale expenses if the Fund obtains short exposure through derivative instruments that do not result in short sale expenses for the Fund. For example, when investing in short positions with respect to an index, the Fund may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Fund would not be liable for any dividends paid by the stocks comprising the index during the time the Fund is shorting a future on the index. Through this and other similar methods of short exposure, the Fund may not incur expenses related to the payment of dividends on short sales.

Comment 4: If the Fund may invest in other investment companies, confirm that the estimated expenses associated with such investments will be reflected in Fund’s fee table consistent with instruction 3(f)(i) to Item 3 of Form N-1A.

Response: Comment accepted. The Fund has added “Acquired Fund Fees and Expenses” to its fee table to account for the estimated expenses associated with the Fund’s investment in its Subsidiary. Such expenses reflect estimated gross expenses prior to the fee waiver described in the footnotes to the fee table, and as reflected in the “Fee Waiver and/or Expense Reimbursement” line item of the fee table.

Comment 5: Footnotes 2 and 3 to the fee table describe two separate fee waiver and/or expense reimbursement agreements. Consider combining the footnotes and simplifying the language used so that the footnotes are more plain English. For example, footnote 3 describes both an advisory fee and a supervisory and administrative fee, as well as a management fee and an administrative services fee, and the Staff believes it is unclear whether that discussion relates to two separate fees or four separate fees. Also, confirm that each fee waiver and/or expense reimbursement agreement will be filed as an exhibit to the registration statement and confirm that the agreements will remain in place for at least one year following the effectiveness of the 485(b) filing.

Response: Footnotes 2 and 3 to the fee table describe separate fee waiver and/or expense reimbursement agreements. Accordingly, the Registrant respectfully submits that the agreements

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are more clearly described to investors in separate footnotes as opposed to describing the agreements in a single footnote. For example, the organizational expense limitation agreement described in footnote 2 concerns organizational expenses that the Fund incurs in its initial year of operations. This agreement calls for a waiver by PIMCO of its supervisory and administrative fee to the extent that Fund organizational expenses and pro rata Trustees’ fees exceed a certain percentage of the Fund’s average net assets, or a reimbursement by PIMCO of such fees in the same amount. Under certain conditions, PIMCO is permitted to recoup amounts waived or reimbursed in future periods not exceeding three years from the waiver or reimbursement. By its terms, the organizational expense limitation agreement only affects the Fund for an initial period following the Fund’s commencement of operations.

In contrast, the fee waiver agreement described in footnote 3 relates to a perpetual waiver of Fund management fees in amounts equal to the management fees paid by the Fund’s Subsidiary. This agreement involves a waiver by PIMCO of (i) the Fund’s advisory fee in an amount equal to the management fee paid to PIMCO by the Subsidiary, and (ii) the Fund’s supervisory and administrative fee in an amount equal to the administrative services fee paid to PIMCO by the Subsidiary. The Fund’s “advisory” fee and the Subsidiary’s “management” fee are paid pursuant to distinct contractual arrangements with PIMCO, but both relate to PIMCO’s provision of advisory services to the Fund and Subsidiary, respectively. Similarly, the Fund’s “supervisory and administrative” fee and the Subsidiary’s “administrative services” fee are paid pursuant to distinct contractual arrangements with PIMCO, but both relate to PIMCO’s provision of administrative services to the Fund and Subsidiary, respectively. This fee waiver agreement will remain in effect indefinitely so long as PIMCO’s contracts with the Subsidiary remain in place.

Registrant confirms that each fee waiver and/or expense reimbursement agreement will be filed as an exhibit to the Fund’s registration statement and that the agreements have an initial term such that they are scheduled to remain in place for at least one year following the effective date of the Fund’s prospectus.

Comment 6: The Expense Example includes two parts: one captioned “If you redeem your shares at the end of each period” and one captioned “If you do not redeem your shares”. Review the narrative preceding the Expense Example, as well as the captions preceding the two parts of the Example, and conform each to the format set forth in Item 3 of Form N-1A.

Response: Registrant has reviewed the Expense Example in light of the Staff’s comment and respectfully submits that it is appropriate as is. Form N-1A Item 3, instruction 1(b) states, “[i]nclude the narrative explanations in the order indicated. A Fund may modify the narrative explanations if the explanation contains comparable information to that shown.” Registrant respectfully submits that, in Form N-1A, the narrative preceding the Expense Example, as well as the language immediately preceding the two parts of the Expense Example, are “narrative

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explanations” within the meaning of instruction 1(b). Registrant further submits that the captions included in the Fund’s Expense Example “contain comparable information to that shown” in Form N-1A.

In the first part of the expense example in Form N-1A, which assumes that shares are redeemed at the end of the relevant period, no separate caption is included besides the narrative explanation. With respect to the second expense example, which assumes that shares are not redeemed at the end of the relevant period, a full sentence is used to preface the example (“You would pay the following expenses if you did not redeem your shares”). Accordingly, the language immediately preceding each expense example is best characterized as a “narrative explanation” within the meaning of instruction 1(b) and therefore may be modified “if the explanation contains comparable information to” that which is shown in Form N-1A.

As noted in the Staff’s comment, the Fund’s Expense Example includes the caption “If you redeem your shares at the end of each period.” Registrant submits that the information contained in this caption is comparable to the language in Form N-1A that states, “The Example assumes that you invest . . . and then redeem all your shares at the end of those periods.” Similarly, the Fund’s Expense Example includes the caption “If you do not redeem your shares.” Registrant submits that the information contained in this caption is comparable to the language in Form N-1A that states, “You would pay the following expenses if you did not redeem your shares.”

Comment 7: Consider revising the Principal Investment Strategies section so that it is more consistent with plain English principles. There also appears to be a word missing from the first sentence of this section.

Response: Comment accepted. The Registrant has reviewed the Fund’s Principal Investment Strategies section and has made a good faith effort to revise the disclosure in a manner consistent with plain English principles.

Comment 8: Explain how the Fund will value derivatives. Confirm that the notional value of derivatives will not be used when determining the Fund’s average daily net assets for purposes of calculating the advisory fee paid by the Fund to PIMCO.

Response: For purposes of calculating the NAV of the Fund, derivatives are valued at market value when readily available. Market value is generally determined based on quotes obtained from pricing services. Securities and other assets for which market quotes are not readily available are valued at fair value as determined in good faith by the Board of Trustees or persons acting at their direction. The Board of Trustees has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available, and has delegated to PIMCO the responsibility for applying the valuation methods. In the event that market quotes are

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not readily available, and the security or asset cannot be valued pursuant to one of the valuation methods, the value of the security or asset will be determined in good faith by the Valuation Committee of the Board of Trustees, generally based upon recommendations provided by PIMCO.

Pursuant to the Fund’s investment advisory contract, for purposes of calculating the advisory fee, the value of the Fund’s net assets are computed in the manner specified in the prospectus for the computation of NAV. As noted above, for purposes of calculating the NAV of the Fund, derivatives are valued at market value when readily available. Accordingly, the market value of the Fund’s assets, including derivatives, is used for purposes of calculating the Fund’s advisory fee.

Comment 9: Since the Fund will have a wholly-owned Cayman subsidiary:

(i) confirm that the Subsidiary’s investment adviser complies with all requirements of Section 15 of the 1940 Act, the Fund and Subsidiary comply with Sections 8 and 18 of the 1940 Act on an aggregate basis, the Subsidiary complies with Section 17 of the 1940 Act and identify the Subsidiary’s custodian;

(ii) file the Subsidiary’s investment advisory contract with PIMCO as an exhibit to the Fund’s registration statement since the Staff believes this is a material contract;

(iii) since the Fund has not received a private letter ruling from the IRS that Subsidiary income is qualifying income, provide the basis for making this determination as an exhibit to the Fund’s registration statement, such as an opinion of counsel;

(iv) disclose all of the Subsidiary’s principal investment strategies and principal risks to the extent they are principal investment strategies and principal risks of the Fund on an aggregate basis;

(v) confirm that the Subsidiary’s fees and expenses are disclosed in the Fund’s fee table;

(vi) confirm the Subsidiary, and its Board of Directors, have filed with the SEC a consent to service of process and examination of their books and records by the Staff;

(vii) confirm the Subsidiary’s Board of Directors will execute amendments to the Fund’s registration statement; and

(viii) confirm the financial statements of the Subsidiary are consolidated with those of the Fund and identify the Subsidiary’s auditor.

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Response: The Registrant’s responses, set forth below, are substantively similar to the responses provided to similar comments to the Registrant’s Post-Effective Amendments Nos. 203, 200, 171, 133 and 126.1

Application of Sections 8, 15, 17 and 18 of the 1940 Act to the Subsidiary

In complying with its fundamental and non-fundamental investment restrictions, the Fund will typically aggregate its direct investments with its Subsidiary’s investments when testing for compliance with each investment restriction of the Fund. However, the Subsidiary will independently segregate liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. In addition, the Subsidiary has adopted many of the same fundamental and non-fundamental investment restrictions as the Fund, the same practices with regard to pricing and valuation that apply to the Fund applies to the Subsidiary, and the consolidated financial statements of the Fund and Subsidiary are audited by the Fund’s independent registered public accounting firm. Additionally, the Fund and Subsidiary utilize the same custodian, State Street Bank & Trust Company. Notwithstanding the foregoing, we note that the Subsidiary is not a registered investment company under the 1940 Act, and therefore the Subsidiary is not required to comply with the requirements of the 1940 Act applicable to registered investment companies. However, the Registrant is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., its Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).2

[1]

See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 203, at comment 12 (August 2011); Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on PIMCO Funds Post-Effective Amendment No. 200, at comment 13 (July 29, 2011); Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 171, at comments 10-13 (May 11, 2010); Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 133, at comment 14 (April 28, 2008); and Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Post-Effective Amendment No. 126, at comments 10-14 (July 26, 2007).

[2]

For example, if the Fund were to cause its Subsidiary to engage in investment activities prohibited by the Fund’s fundamental investment restrictions without first obtaining shareholder approval, the Fund would be in violation of Sections 8 and 13, by virtue of the application of Section 48(a).

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File the Subsidiary’s investment advisory contract with PIMCO as an exhibit to the Fund’s registration statement

The Registrant respectfully notes that Form N-1A, Item 28(d), which relates to the filing of investment advisory contracts as exhibits to a registration statement, requires the filing of investment advisory contracts relating to the management of a Fund’s assets, not a Subsidiary’s assets. Furthermore, the Registrant does not believe the Subsidiary’s investment advisory contract, nor any other Subsidiary-level service provider contract, falls within the meaning of “Other Material Contracts” set forth in Form N-1A, Item 28(h), particularly in light of the contractual fee waiver (discussed in more detail below) wherein Fund investors are not charged the fees paid to PIMCO under the Subsidiary’s investment advisory contract. Accordingly, the Registrant has not included the Subsidiary’s investment advisory contract as an exhibit to the Registrant’s registration statement.

Absent a Private Letter Ruling, provide the basis for determining that Subsidiary income is qualifying income

The PIMCO CommodityRealReturn® Strategy Fund obtained a private letter ruling in which the IRS specifically concluded that income earned from the ownership of its subsidiary constitutes qualifying income to the fund for purposes of the 90% income test under Section 851(b)(2) of the Internal Revenue Code of 1986, as amended. Based on the reasoning in the private letter ruling, the Fund also seeks to gain exposure to the commodity markets through investments in its Subsidiary, as disclosed in various sections of the prospectus and SAI. Given the various disclosures of this position throughout the Fund’s registration statement, the Registrant respectfully declines to file an exhibit to the Fund’s registration statement in response to the Staff’s comment.

Disclose the Subsidiary’s principal investment strategies and risks to the extent they are principal investment strategies and principal risks of the Fund on an aggregate basis

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To the extent any principal investment strategies and principal risks of the Subsidiary are deemed principal investment strategies and principal risks of the Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Fund’s prospectus.

Confirm the Subsidiary’s fees and expenses are disclosed in the Fund’s fee table

The fees and expenses incurred by the Fund due to its investment in its Subsidiary are reflected as part of the Acquired Fund Fees and Expenses line item in the Fund’s fee table. Such fees and expenses are not passed through to Fund investors but are instead contractually waived by PIMCO out of its management fees received for services provided to the Fund. The contractual fee waiver is reflected by the Fee Waiver and/or Expense Reimbursement line item in the Fund’s fee table, as well as the corresponding footnote.

Confirm the Subsidiary, and its Board of Directors, has filed with the SEC a consent to service of process and also consents to the examination of its books and records by the Staff

The Subsidiary has filed with the SEC a consent to service of process and examination of its books and records.3 Among other representations, the consent states “[t]he [Subsidiary] undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, all books and records with respect to the [Subsidiary].”

Whether the Subsidiary’s Board of Directors will execute amendments to the Fund’s registration statement

The Subsidiary is not required to execute the Registrant’s post-effective amendments. The Subsidiary is not offering any securities in the United States, nor is the Subsidiary a co-issuer of the Fund’s securities.

The Subsidiary is organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with an IRS revenue ruling, which limits the Fund’s ability to gain exposure to the commodities markets through investments in commodity-linked swap agreements.4

[3]

The Subsidiary submits to jurisdiction in the United States by virtue of having filed an exhibit to the Registrant’s registration statement substantively similar to Form F-X under the Securities Act that designates the Registrant its agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court. We note that by means of a no-action letter, an offshore fund proposed to use this method to submit to jurisdiction. See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004).

[4]

The Registrant notes that the Fund may also enter into commodity-linked swap agreements directly, but is limited in its ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in its subsidiary will constitute qualifying income to the fund.

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Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).5 In each of the Conduit Letters, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries’ investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Registrant is relying on the Conduit Letters in support of its view that the Subsidiary is not offering securities in the United States in violation of Section 7(d).6

[5]

See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

[6]

We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of the Fund’s assets to be invested in its Subsidiary. For instance, the Fund will invest a limited amount of its assets in its Subsidiary and is limited by the Internal Revenue Code diversification requirements applicable to registered investment companies (limiting the Fund’s investment in its Subsidiary to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Fund’s investments in the Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an IRS revenue ruling rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Fund, which is registered under the 1940 Act and subject to Section 48(a) thereunder.

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Registrant also believes that the Subsidiary is not a co-issuer of the Fund’s securities and, therefore, the Subsidiary is not required to sign the Fund’s post-effective amendments. Registrant is aware that with respect to funds of funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds) the Staff requires the acquired fund to sign the registration statement of the acquiring fund. The Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.7

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in its Subsidiary is a limited part of the Fund’s overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of its Subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside its Subsidiary. As noted above, only a limited portion of the Fund’s assets will be invested in its Subsidiary. Registrant maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.8 In contrast, in the master-feeder

[7]

See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

[8]

See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

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structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Registrant does not believe that the Subsidiary can be deemed a “co-issuer” under Rule 140 and, thus, the Subsidiary is not required to sign the Fund’s registration statement. Should the Fund’s investment in its Subsidiary ever become the chief part of its business, the Subsidiary will undertake to sign the Fund’s registration statement.

Although the Subsidiary is not required to sign the Fund’s registration statement, Registrant believes that the SEC and Staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Fund investors. First, as noted above, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a). Second, although the Subsidiary is organized in the Cayman Islands, all of its activities, including investment management, will take place in the United States. The Subsidiary’s books and records will be maintained in the United States, together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Custody of the Subsidiary’s assets will be maintained in the United States with the Fund’s custodian in accordance with Section 17(f) and the rules thereunder. As noted above, the Subsidiary has filed a consent to service of process and examination of its books and records.

Confirm the financial statements of the Subsidiary are consolidated with those of the Fund and identify the Subsidiary’s auditor

The Registrant confirms that the financial statements of the Subsidiary are consolidated with those of the Fund. Accordingly, the Fund and the Subsidiary share the same auditor.

Comment 10: Given the Fund’s anticipated use of derivatives, add counterparty risk as a principal risk of the Fund. Also, add disclosure to the registration statement indicating whether the Fund has a policy to limit its exposure to individual counterparties, and if so, what the maximum exposure to a single counterparty may be.

Response: Although not discussed as a standalone principal risk, the concept of counterparty risk attributable to the Fund’s use of derivatives is discussed throughout the prospectus and SAI. Most notably, the Fund’s Fund Summary—Principal Risks—Credit Risk section states “Credit Risk: the risk that the Fund could lose money if…the counterparty to a derivative contract, is unable or unwilling to meet its financial obligations.” Additionally, the Description of Principal Risks—Credit Risk section further states “A Fund could lose money if…the counterparty to a derivatives contract…is unable or unwilling, or is perceived (whether by market participants, rating agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or to otherwise honor its obligations.” In the Characteristics and Risks of Securities

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and Investment Techniques—Derivatives section, credit risk is further discussed as one the main risks of using derivatives, precisely because counterparties can fail “to make required payments or otherwise comply with the contract’s terms.” The SAI further discusses counterparty risk in the context of the Fund’s investments in derivatives.

With respect to the Fund’s counterparty review process, PIMCO’s Counterparty Risk Committee evaluates the creditworthiness of counterparties on an ongoing basis. In addition to information provided by credit agencies, PIMCO credit analysts evaluate each approved counterparty using various methods of analysis, including company visits, earnings updates, the broker-dealer’s reputation, PIMCO’s past experience with the broker-dealer, market levels for the counterparty’s debt and equity, the counterparty’s liquidity and its share of market participation. PIMCO has developed systems to monitor individual counterparty exposures at the Fund level on a daily basis. The Fund may receive additional protection from counterparty risk through collateralization of derivative transactions, which helps mitigate the Fund’s exposure to a counterparty in the event of default or termination event by requiring the pledging/posting of assets by the counterparty to secure any outstanding obligations. By providing regular – daily when possible – movement of collateral on derivatives, the Fund’s exposure to any particular counterparty is reduced. Furthermore, the Dodd-Frank Act requires the clearing and exchange trading of many over-the-counter derivatives transactions, which will further reduce the Fund’s counterparty risk. Also, the Fund’s compliance with Section 12(d)(3) of the 1940 Act and rule 12d3-1 thereunder further limits the amount of exposure the Fund may have to certain counterparties.

Comment 11: The Fund Summary—Performance Information section states the Fund’s benchmark index will be 3-Month USD LIBOR. Explain why the LIBOR index is appropriate for a Fund that will have significant exposure to the commodities markets, and why the LIBOR index qualifies as a broad-based securities market index as defined in Form N-1A.

Response: The Registrant respectfully submits that 3-Month USD LIBOR is an appropriate measure against which to compare the Fund’s performance given the Fund’s investment objective to seek absolute risk-adjusted returns. LIBOR is a benchmark interest rate index, which represents the average rate a leading bank can obtain unsecured funding for a given currency, and is representative of short-term interest rates. Item 27(b)(7), Instruction 5 of Form N-1A defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes that 3-Month USD LIBOR appropriately meets this definition and notes that several other funds use this benchmark as the broad-based index against which they measure their performance, particularly funds that seek absolute returns, such as the Fund.

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Comment 12:   The Fund Summary—Purchase   and Sale   of Fund   Shares—Class A, Class C and Class R section states “[t]he Fund reserves the right to require payment by wire or U.S. Bank check in connection with accounts opened directly with the Fund by Account Application.” The Staff believes this sentence is neither permitted nor required by Item 6 of Form N-1A, so move the sentence to another section of the prospectus.

Response: Comment acknowledged. The Registrant will review this disclosure across its prospectuses and will consider revising the sentence in response to the Staff’s comment at the next annual update.

Comment 13: The Fund Summary—Tax Information section states “[t]he Fund’s distributions are generally taxable to you as ordinary income, capital gains, or a combination of the two, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.” To the end of this sentence, add “in which case distributions may be taxable upon withdrawal.”

Response: Comment accepted.

Comment 14: The Description of Principal Risks section contains an introductory paragraph that states “[t]he Fund may be subject to additional risks other than those identified and described below because the types of investments made by the Fund can change over time.” Please note that the Fund may not rely on this statement. If additional principal risks are identified in the future based on then-current principal investment strategies, the Fund’s principal risks should be updated accordingly.

Response: Comment acknowledged.

Comment 15: Description of Principal Risks—Commodity Risk states “[t]he Fund and its Subsidiary (the ‘Subsidiary’) each may concentrate its assets in a particular sector of the commodities market (such as oil, metal or agricultural products).” Clarify this sentence so that it is consistent with the Staff’s view that oil-related issuers are part of an industry, while metal-related or agricultural-related issuers may be part of a sector. Accordingly, if the Fund will concentrate in the oil-related industry, revise the Fund’s concentration policy accordingly. Also, the sentence should be revised to replace the word “may” since the Fund cannot reserve freedom of action to concentrate or not concentrate in a particular industry. Also, note that the Staff believes the Fund must look through to the portfolio holdings of its Subsidiary and comply with the Fund’s concentration policy on an aggregate basis.

Response: The Registrant notes that the sentence cited by the Staff’s comment relates to investments in particular sectors of the commodities market (e.g., oil, metal or agricultural

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products). As described in the Fund’s Principal Investment Strategies, the Fund may seek to gain exposure to the commodity futures market primarily through investments in swap agreements and futures, and through investments in the Subsidiary. Accordingly, the Fund will not concentrate in securities issuers of any particular industry (e.g., securities issuers in the oil industry), but rather may concentrate its exposure to certain sectors of the commodity futures market through the use of swaps, futures or investments in the Subsidiary. The Registrant is aware of the Fund’s stated concentration policy and will not invest beyond the limits of the concentration policy.

Comment 16: The Management of the Fund section discusses two types of management fees: advisory fees and supervisory and administrative fees. Confirm that the disclosure clearly distinguishes between the two types of fees throughout the registration statement.

Response: The Registrant has reviewed the registration statement and believes that the disclosure contained therein clearly distinguishes between advisory fees, on the one hand, and supervisory and administrative fees, on the other, in a manner consistent with plain English disclosure principles.

Comment 17: The second paragraph of the Characteristics and Risks of Securities and Investment Techniques section includes a clause in the first sentence that states “or in the case of a fund that is not managed by PIMCO, such fund’s investment adviser and sub-adviser, as applicable…” This clause does not appear to be applicable to the Fund, so please delete.

Response: Comment accepted.

Comment 18: The Characteristics and Risks of Securities and Investment Techniques section—Investment in Other Investment Companies discusses the Fund’s potential investment in other investment companies. If investment in other investment companies is a principal investment strategy of the Fund, add discussion of this strategy to the Principal Investment Strategies and Principal Risks sections.

Response: Investment in other investment companies, other than investment in the Subsidiary, is not a principal investment strategy of the Fund. The Principal Investment Strategies and Principal Risks sections each contain disclosure concerning the Fund’s investments in the Subsidiary. Accordingly, Registrant submits that no additional disclosure concerning investment in other investment companies is necessary.

Comment 19: With respect to the Characteristics and Risks of Securities and Investment Techniques section—Changes in Investment Objectives and Policies section, disclose what notice shareholders would be given if the Board of Trustees changed the Fund’s investment objective without shareholder approval.

Amy Miller October 28, 2013 Page 15

Response: If the Board of Trustees ever approved a change to the Fund’s non-fundamental investment objective, the Registrant would revise or supplement the Fund’s prospectus and file the same with the SEC prior to first use. The Fund would promptly deliver the supplemented prospectus (reflecting the new investment objective) to all existing shareholders to the extent such delivery is deemed necessary and appropriate. The Fund would also file an amended registration statement with the SEC to the extent doing so is deemed necessary and appropriate in light of the changes to the Fund’s investment objective.

SAI

Comment 20: The SAI states, “Municipal Bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Funds’ industry concentration restrictions.” Consider revising this sentence to more clearly indicate that this exclusion only applies to tax-exempt Municipal Bonds. See Investment Company Act Rel. No. 9785.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 248, as filed on May 30, 2013. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 248.9

The SAI defines “Municipal Bonds” as “securities issued by states, territories, possessions, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states, territories, possessions and multi-state agencies or authorities.” The Commission and the Staff have previously advised that governments and their political subdivisions are not members of any industry.10 Accordingly, the Registrant treats all Municipal Bonds, both tax-exempt and taxable Municipal Bonds, as not subject to the Funds’ concentration policy because Municipal Bonds are issued by issuers not part of any industry. As the Registrant’s position is consistent with Commission and Staff guidance on this issue, the Registrant has retained the disclosure as is.

[9]	See Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 248 at 16 (July 29, 2013).

[10]

See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013) (the Staff “recognize that some funds disclose that their concentration policies exclude securities issued by governments or political subdivisions of governments, as the Division has stated that these issuers are not members of any industry.”)(emphasis added). See also Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (governments or political subdivisions of governments are not members of any industry).

Amy Miller October 28, 2013 Page 16

Comment 21: The SAI states, “[i]n the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries. Therefore, a Fund may invest more or less than 25% of its total assets in privately issued mortgage-related securities.” Revise this statement (and any similar statements) to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the Funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,11 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, as of June 30, 2011, the Fund has adopted an internal operating policy limiting the Fund’s investment in privately-issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s assets. With respect to the treatment of privately-issued commercial mortgage-backed securities (“Private CMBS”), the Fund has also adopted an internal operating policy to invest no more than 25% of its assets in Private CMBS. These policies are operating policies of the Fund. They are not fundamental investment restrictions.

Comment 22: The SAI states, “[w]ith respect to investments in Underlying PIMCO Funds by the PIMCO All Asset Fund, PIMCO All Asset All Authority Fund, PIMCO Emerging Markets Full Spectrum Bond Fund, PIMCO Global Multi-Asset Fund, PIMCO Inflation Response Multi-Asset Fund and the PIMCO RealRetirement® Funds, the Trust takes the position that investments in Underlying PIMCO Funds are not considered an investment in a particular industry, and portfolio securities held by an Underlying PIMCO Fund in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Trust’s policy on concentration.” Revise this statement to reflect the Staff’s view that funds-of-funds should look through to each acquired fund’s portfolio holdings in order to determine that the fund-of-fund is in compliance with its policy on concentration.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment Nos. 248 and 158, as filed on May 30, 2013, and December 14, 2007, respectively. The Registrant’s response is similar to the response provided to the comment on Post-Effective Amendment Nos. 248 and 158.12

[11]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

[12]

See Letter from Adam T. Teufel to Amy Miller, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 248, at 17 (July 29, 2013); Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 158, at 17 (Feb. 26, 2008).

Amy Miller October 28, 2013 Page 17

As noted in the SAI disclosure, the Registrant takes the position that concentration in a particular industry is determined at the fund-of-fund level rather than by “looking through” to the portfolio holdings of underlying funds. We are not aware of any published Commission or Staff authority that requires a fund-of-funds to “look through” its underlying funds for purposes of applying the fund-of-funds’ concentration policy. To the extent a PIMCO fund-of-funds makes direct investments in securities and instruments not issued by other investment companies, the fund-of-funds will consider the industries to which such direct investments belong for purposes of applying the concentration policy.

The PIMCO funds-of-funds disclose that they do not treat investment companies as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior Commission guidance.13 Specifically, the Commission’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with Commission guidance on industry classification, we believe the disclosure is appropriate as is.

*            *             *

[13]	Registration Form Used by Open-End Management Investment Companies, Securities Act Rel. No. 6479 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

Amy Miller October 28, 2013 Page 18

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 250 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

October 28, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 250 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 330 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on August 16, 2013 (the “Registration Statement”), the Registrant hereby acknowledges that:

—	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

—

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

—

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox

  Adam T. Teufel

  Joshua D. Ratner

  Ryan Leshaw